
SEC MAIL PROCESSING
RECEIVED
MAY 27 2005
WASH, D.C. 199 SECTION



SECU[...]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W63 N543 Hanover Ave
(No. and Street)

Cedarburg, WI 53012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Scott 262-376-0693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co. , S.C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street Suite 100; Waukesha, WI 53186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cedar Creek Securities, Inc.

Annual Report

March 31, 2005

Table of Contents



WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report

May 16, 2005

Board of Directors
Cedar Creek Securities, Inc.
W63 N543 Hanover Avenue
Cedarburg, Wisconsin 53012

Board of Directors:

We have audited the accompanying balance sheets of Cedar Creek Securities, Inc. as of March 31, 2005 and March 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2005 and March 31, 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co. S.C.

Walkowicz, Boczkiewicz & Co., S.C.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2005 and March 31, 2004

Assets

	2005	2004
Current assets:		
Cash and cash equivalents	$ 7,960	$ 14,235
Receivables from brokers	14,239	1,161
Prepaid expenses	2,560	2,238
Investments	13,652	5,375
Allowance for unrealized gain (loss)	(498)	176
Shareholders' receivables	11,379	11,379
Total Current Assets	49,292	34,564
Property and Equipment:		
Office furniture, fixtures, and equipment	3,693	2,174
Leasehold improvements	1,894	1,894
Capitalized lease	5,415	5,415
Less: accumulated depreciation	(1,616)	(581)
Net Property and Equipment	9,386	8,902
Other Assets:		
Deposits	500	500
Total Assets	$ 59,178	$ 43,967

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2005 and March 31, 2004

Liabilities and Stockholders' Equity

	2005	2004
Current Liabilities:		
Current portion - long term debt	$ 1,227	$ 1,072
Accounts payable	1,306	5,850
Credit card payable	7,336	-
Accrued payroll	2,400	-
Accrued commissions payable	5,072	509
Total Current Liabilities	17,341	7,432
Long Term Debt (Net of Current Portion)	1,156	2,382
Total Liabilities	18,497	9,814
Stockholders' Equity:		
Common stock	90	90
Additional paid in capital	112,003	78,153
Retained deficit	(71,412)	(44,090)
Total Stockholders' Equity	40,681	34,153
Total Liabilities and Stockholders' Equity	$ 59,178	$ 43,967

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Revenue:		
Commissions	$ 111,811	$ 41,991
Total Revenue	111,811	41,991
Expenses:		
Bad Debts	-	6,370
Bank charges	43	38
Clearing charges	9,730	-
Commissions	25,567	2,828
Depreciation	1,035	427
Donations	150	100
Dues & subscriptions	3,525	3,506
Insurance	19,781	15,178
Internet	-	843
Licenses and permits	2,084	-
Marketing	372	1,635
Miscellaneous	422	152
Occupancy	12,916	11,744
Office supplies	1,567	4,184
Payroll	18,918	1,996
Payroll taxes	3,656	209
Postage and delivery	1,218	-
Printing and reproduction	551	633
Professional services	10,514	8,977
Quote service	3,645	530
Registration fees	3,673	4,514
Repairs	54	117
Supplies & forms	30	2,014
Telephone	5,194	2,845
Travel & entertainment	480	536
Total Expenses	125,125	69,375

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Net loss from operations	(13,314)	(27,384)
Other Income (Expense):		
Unrealized gain (loss) on investments	(674)	2,385
Realized gain on investments	392	76
Interest income	58	-
Other expense	(12,740)	(1,474)
Interest expense	(1,044)	(279)
Total Other Income (Expense)	(14,008)	708
Net Loss	$ (27,322)	$ (26,676)

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2005 and March 31, 2004

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholders' Equity
Balance, March 31, 2003	$ 60	$ 52,483	$ (17,414)	$ 35,129
Additional contribution	-	25,670	-	25,670
Stock issued	30	-	-	30
Net loss	-	-	(26,676)	(26,676)
Balance, March 31, 2004	$ 90	$ 78,153	$ (44,090)	$ 34,153
Additional contribution	-	33,850	-	33,850
Stock issued	-	-	-	-
Net loss	-	-	(27,322)	(27,322)
Balance, March 31, 2005	$ 90	$ 112,003	$ (71,412)	$ 40,681

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Cedar Creek Securites, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Cash Flows From Operating Activities:		
Net Loss	$ (27,322)	$ (26,676)
Adjustments to Reconcile Net Loss to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation	1,035	427
Realized gain on investments	(392)	(76)
Unrealized (gain) loss on investments	674	(2,385)
(Increase) decrease in assets:		
Receivables from brokers	(13,078)	2,856
Prepaid expenses	(322)	81
Shareholders' receivables	-	3,670
Deposits	-	(500)
Increase (decrease) in liabilities:		
Accounts payable	(4,544)	4,221
Credit card payable	7,336	-
Accrued payroll	2,400	-
Accrued commissions payable	4,563	(326)
Net Cash Used in Operating Activities	(29,650)	(18,708)
Cash Flows from Investing Activities:		
Purchases of property and equipment	(1,519)	(8,330)
Sales (purchase) of investments	(7,885)	3,660
Net Cash Used in Investing Activities	(9,404)	(4,670)
Cash Flows from Financing Activities:		
Additional paid in capital contributed	33,850	25,700
Increase in short term debt	155	1,072
Increase (decrease) in long term debt	(1,226)	2,382
Net Cash Provided by Financing Activities	32,779	29,154
Net Increase (Decrease) in Cash	(6,275)	5,776
Cash - Beginning of year	14,235	8,459
Cash - End of year	$ 7,960	$ 14,235

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Cedar Creek Securites, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$1,044	$279
Income taxes	$0	$0
Non-cash Investing and Financial Activities:		
Common shares given to new owner	$0	$30

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2005 and 2004

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activities consists of the sale of stocks, bonds, options, mutual funds, CD's and annuities by subscription.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various lives between five and 40 years.

Income Taxes

The Company has federal and state net operating loss carry forwards as of March 31, 2005 that will expire over the following years:

Year Ending March 31,	Amount
2017	4,461
2018	7,980
2019	25,986
2020	27,000
Total	$ 65,427

The company has a deferred tax asset of approximately $14,000 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset.

Investments and Allowance for Unrealized Gains/(Losses)

The investments are considered trading securities, and are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. As of March 31, 2005 and March 31, 2004 the allowance for unrealized gain (loss) was $-498 and $176, respectively. The average cost method is used to calculate the realized gain when securities are sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the Company's net capital and required net capital were $13,276 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 139%.

Note 3 - Common Stock

As of March 31, 2005 and March 31, 2004, common stock consists of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2005. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Lease Commitment

Year Ending March 31,	Amount
2006	10,200
2007	2,550
2008	-
2009	-
2010	-
	$ 12,750

Long Term Debt

	2005	2004
Capital lease payable - NEC Financial Payable in monthly installments of $122.85 at 13.508% interest, per annum. Secured by telephone equipment. Matures in 2007.	$ 2,382	$ 3,454
Total Long Term Debt	2,382	3,454
Less: current portion	(1,227)	(1,072)
Net Long Term Debt	$ 1,155	$ 2,382

MATURITIES:

Year Ending March 31,	Amount
2006	1,227
2007	1,156
2008 and Later	-
Total	$ 2,383

NOL CARRY FORWARDS:

Year Ending March 31,	Amount
2017	4,461
2018	7,980
2019	25,986
2020	27,000
Total	$ 65,427

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2005 and 2004

Note 5 - Lease Commitment

The Company has an operating lease for real estate. Minimum rentals under the terms of the lease are as follows:

Year Ending March 31,	Amount
2006	10,200
2007	2,550
2008	-
2009	-
2010	-
	$ 12,750

Note 6 - Long Term Debt

	2005	2004
Capital lease payable - NEC Financial Payable in monthly installments of $122.85 at 13.508% interest, per annum. Secured by telephone equipment. Matures in 2007.	$ 2,382	$ 3,454
Total Long Term Debt	2,382	3,454
Less: current portion	(1,227)	(1,072)
Net Long Term Debt	$ 1,155	$ 2,382

Maturities of long term debt are as follows:

Year Ending March 31,	Amount
2006	1,227
2007	1,156
2008 and Later	-
Total	$ 2,383

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Net Capital Computation		
Stockholders' equity at year end	$ 40,681	$ 34,153
Deductions:		
Nonallowable assets:		
Prepaid expenses	(2,560)	(2,238)
Nonallowable receivables	(14,411)	(12,224)
Net property and equipment	(9,386)	(8,902)
Other assets	(500)	(500)
Haircuts on security positions	(548)	(1,033)
Net Capital	$ 13,276	$ 9,256
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,233	$ 654
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 18,497	$ 9,814
Aggregate Indebtedness	$ 18,497	$ 9,814
Percentage of Aggregate Indebtedness to Net Capital	139%	106%

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2005 and March 31, 2004

	2005	2004
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 16,999	$ 9,256
Changes due to audit	(3,723)	-
Net Capital Per Above	$ 13,276	$ 9,256

The accompanying accountant's report and notes to financial statements are an integral part of these statements.


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audit of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2005 and March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cedar Creek Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2005 and March 31, 2004, and this report does not affect our report thereon dated May 16, 2005. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Waukesha, Wisconsin
May 16, 2005